                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                             SCIENTIFIC ATLANTA INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    808655104
                                    ---------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for areporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
C
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO. 808655104               13G                 PAGE  2  OF  13 PAGES
                                                                ---    ---
- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                        HUSIC CAPITAL MANAGEMENT
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    / /    (a)
                                                                    / /    (b)
- -------------------------------------------------------------------------------
 3   SEC USE ONLY

- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION        CALIFORNIA



- -------------------------------------------------------------------------------
                  5  SOLE VOTING POWER             0
 NUMBER OF
 SHARES           -------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER          685,000
 OWNED BY
 EACH             -------------------------------------------------------------
 REPORTING        7  SOLE DISPOSITIVE POWER        0
 PERSON
 WITH             -------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER     685,000

- -------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       685,000


- -------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    1.8%



                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 13 pages

     CUSIP NO. 808655104               13G                 PAGE  3  OF  13 PAGES
                                                                ---    ---
- -------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*       PN, IA


- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                         FRANK J. HUSIC AND CO.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   / /     (a)
                                                                   / /     (b)
- -------------------------------------------------------------------------------
 3   SEC USE ONLY

- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION        CALIFORNIA


- -------------------------------------------------------------------------------
                  5  SOLE VOTING POWER             0
 NUMBER OF
 SHARES           -------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER          685,000
 OWNED BY
 EACH             -------------------------------------------------------------
 REPORTING        7  SOLE DISPOSITIVE POWER        0
 PERSON
 WITH             -------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER     685,000

- -------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      685,000


- -------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 13 pages

     CUSIP NO. 808655104               13G                 PAGE  4  OF  13 PAGES
                                                                ---    ---
- -------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    1.8%


- -------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*       CO, HC


- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON                              FRANK J. HUSIC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   / /     (a)
                                                                   / /     (b)
- -------------------------------------------------------------------------------
 3   SEC USE ONLY

- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.


- -------------------------------------------------------------------------------
                  5  SOLE VOTING POWER             0
 NUMBER OF
 SHARES           -------------------------------------------------------------
 BENEFICIALLY     6  SHARED VOTING POWER          685,000
 OWNED BY
 EACH             -------------------------------------------------------------
 REPORTING        7  SOLE DISPOSITIVE POWER        0
 PERSON
 WITH             -------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER     685,000

- -------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     685,000


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 4 of 13 pages

     CUSIP NO. 808655104               13G                 PAGE  5  OF  13 PAGES
                                                                ---    ---
- -------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    1.8%


- -------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*       IN, HC


- -------------------------------------------------------------------------------


     ITEM 1.

          (a)  NAME OF ISSUER:  SCIENTIFIC ATLANTA INC.

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               One Technology Park South
               Atlanta, Ga.  30348.


     ITEM 2.

          (a)  NAME OF PERSON FILING:  This statement is being filed by
     (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

               IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 5 of 13 pages

               Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               IA's Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco,       CA
                    94104

               Corporate G.P.'s Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco, CA 94104

               Shareholder's Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco, CA 94104

          (c)  CITIZENSHIP:

               IA is a California limited partnership.

               Corporate G.P. is a California corporation.

               Shareholder is a United States citizen.

          (d)  TITLE OF CLASS OF SECURITIES:

               Common Stock

          (e)  CUSIP NUMBER:

               808655104


     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a)  / /  Broker or Dealer registered under Section 15 of the Act

          (b)  / /  Bank as defined in section 3(a)(6) of the Act


                               Page 6 of 13 pages

          (c)  / /  Insurance Company as defined in section 3(a)(19) of the act


          (d) / / Investment Company registered under section 8 of the Investment Company Act

          (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act
                         [IA]

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

          (g) /x/ Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                         [Corporate G.P.]
                         [Shareholder]

          (h)  / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


     ITEM 4.   OWNERSHIP

          (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 685,,000 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

          (b)  PERCENT OF CLASS:  1.8%

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)     sole power to vote or to direct the vote:  0

                (ii)     shared power to vote or to direct the vote:

                              IA, Corporate G.P. and Shareholder share the power to vote 500,000 shares. No other person has the power to vote such shares.

                              In addition, IA, Corporate G.P. and Shareholder share with the investment advisory clients of IA the power to vote 0_ shares.



                               Page 7 of 13 pages

                              IA, Corporate G.P. and Shareholder have no power to vote 185,000 shares for which they have dispositive power.

               (iii)     sole power to dispose or to direct the disposition of:
                         0

                (iv) shared power to dispose or to direct the disposition of:

                              IA, Corporate G.P. and Shareholder share with each other the power to dispose all 685,000 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.


     ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               The reporting person has ceased to be the beneficial owner of
               more than 5% of the class of securities.   /x/


     ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.


     ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


                               Page 8 of 13 pages

               Not applicable.



     ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

               Not applicable.



     ITEM 10.  CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 9 of 13 pages

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 1994
Filing date:  February 28, 1994
                                   HUSIC CAPITAL MANAGEMENT

                                   By:    Frank J. Husic and Co.
                                   Its:   General Partner



                                   By:/s/ Frank J. Husic
                                      -------------------------------------
                                          Frank J. Husic
                                          President



                                   FRANK J. HUSIC AND CO.




                                   By:/s/ Frank J. Husic
                                      -------------------------------------
                                          Frank J. Husic
                                          President




                                      /s/ Frank J. Husic
                                       ------------------------------------
                                          Frank J. Husic


                               Page 10 of 13 pages

                                    EXHIBITS

EXHIBIT A Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B Identification and Classification of Subsidiary Which Acquired
          Security Being Reported On By the Parent Holding Company


                               Page 11 of 13 pages

                                      EXHIBIT A

             STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Scientific Atlanta Inc. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

March 2, 1994
Filing date  February  28, 1994

                                   HUSIC CAPITAL MANAGEMENT

                                   By:    Frank J. Husic and Co.
                                   Its:   General Partner




                                   By:/s/ Frank J. Husic
                                      -------------------------------------
                                          Frank J. Husic
                                          President



                                   FRANK J. HUSIC AND CO.




                                   By:/s/ Frank J. Husic
                                      -------------------------------------
                                          Frank J. Husic
                                          President




                                      /s/ Frank J. Husic
                                   ----------------------------------------
                                          Frank J. Husic


                               Page 12 of 13 pages

                                    EXHIBIT B

                      IDENTIFICATION AND CLASSIFICATION OF
                    SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                   REPORTED ON BY THE PARENT HOLDING COMPANIES



     IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Pursuant to Rule 13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended, a parent holding company may file a statement on Schedule 13G. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), the SEC allowed individuals to file Schedule 13G, if such individuals controlled corporations that either were eligible to file Schedule 13G or directly or indirectly controlled entities eligible to file Schedule 13G reports. As an individual and an entity, respectively, ultimately controlling an entity qualified to file Schedule 13G, Shareholder and Corporate G.P. should be treated as "parent holding companies" and given the benefit of the Schedule 13G reporting regime to report their indirect beneficial ownership in such shares.


                               Page 13 of 13 pages